American Honda Receivables Corp.
20800 Madrona Avenue
Torrance, CA 90503
Phone: (301) 972-2511    Fax (310) 972-2415

March 26, 2007

Mr. Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Corporate Finance
100 F Street N.E.
Washington D.C. 20549-3561

Re: Honda Auto Receivables 2006-1 Owner Trust
Form 10-K for the fiscal year ended March 31, 2006
Filed June 29, 2006
File No. 333-132320-01

Ladies and Gentlemen:

American Honda Receivables Corp. (the ‘‘Company’’) has received your letter from Max A. Webb dated February 20, 2007 and your follow-up letter from Mr. Webb dated March 13, 2007 (the ‘‘March 13, 2007 Letter’’). Attached to this cover letter please find an Amendment No. 2 on Form 10-K/A, filed March 26, 2007, marked to show changes to the Form 10-K filed June 29, 2006, as amended by the Amendment No. 1 on Form 10-K/A filed on June 30, 2006, which. This Amendment No. 2 is intended to reflect your comments.

In addition to the Form 10-K/A, our detailed response to your comment in the March 13, 2007 Letter appears below:

1.	We note your response to prior comment 6. As the company does not make payments on behalf of any obligor, Item 1122(d)(4)(xii) of Regulation AB does not appear applicable. Please revise your report or assessment of compliance with servicing criteria accordingly.

In response to your comment, the attached Form 10-K/A, which we have filed on EDGAR, includes a revised Exhibit 33.1, Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of American Honda Finance Corporation, including the revision you requested.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

•	the Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any additional comments or questions you may have regarding the filing so that we may complete and file a 10-K/A responsive to your concerns as promptly as possible.

Sincerely,

        /s/ Paul C. Honda
Paul C. Honda
Assistant Vice President, Assistant Secretary and Compliance Officer
of American Honda Finance Corporation
(senior officer in charge of the servicing function)

Enclosure

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 2)

ANNUAL REPORT
PURSUANT TO SECTIONS 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

333-132320-01
(Commission File Number of issuing entity)

Honda Auto Receivables 2006-1 Owner Trust
(Exact name of issuing entity specified in its charter)

333-132320
(Commission File Number of depositor)

American Honda Receivables Corp.
(Exact name of depositor as specified in its charter)

American Honda Finance Corporation
(Exact name of sponsor as specified in its charter)

Delaware (State or other jurisdiction of organization of the issuing entity)	20-6860465 (I.R.S Employer Identification No.)
c/o American Honda Receivables Corp. 20800 Madrona Avenue Torrance, CA (Address of principal executive offices of the issuing entity)	90503 (Zip Code)

(310) 972-2511
(Telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [      ]    No [ X ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes [      ]    No [ X ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes [ X ]    No [    ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act.     (Check one):

Large Accelerated Filer [ ]	Accelerated Filer [ ]	Non-Accelerated Filer [X ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes [      ]    No [ X ]

Registrant has no voting or non-voting class of common equity outstanding and held by nonaffiliates as of the date of this report.

EXPLANATORY NOTE

Honda Auto Receivables 2006-1 Owner Trust, in response to comments by the staff of the United States Securities and Exchange Commission, is filing this Amendment No. 2 on Form 10-K/A to its Form 10-K for the year ended March 31, 2006 to revise: (i) the signature block of Paul C. Honda to Form 10-K, (ii) the certification of Paul C. Honda attached as Exhibit 31.1 pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, ~~and (iii~~(iii) the report on assessment of H. Tanaka attached as Exhibit 33.1, and (iv) the attestation report of KPMG LLP attached as Exhibit 34.1 regarding assessment of compliance with servicing criteria for asset-backed securities.

This Form 10-K/A does not otherwise amend Form 10-K.

PART IV

Item 15.	Exhibits.

The exhibits listed below are either included or incorporated by reference as indicated:

Exhibit 3.1 — Articles of Incorporation of the Depositor, as last amended on July 31, 2003 and filed with the secretary of state of California on August 12, 2003.*

Exhibit 3.2 — Amended and Restated By-laws of the Depositor, in effect since April 1, 2004.*

Exhibit 4.1 — Indenture, dated as of March 1, 2006, between Honda Auto Receivables 2006-1 Owner Trust and JPMorgan Chase Bank, N.A., as Indenture Trustee, incorporated by reference to exhibit 4.1 to Form 8-K dated March 28, 2006, and filed by the registrant on March 28, 2006.*

Exhibit 4.2 — Amended and Restated Trust Agreement, dated March 28, 2006, among American Honda Receivables Corp., Citibank, N.A., as Owner Trustee, and Wilmington Trust Company, as Delaware Trustee, incorporated by reference to exhibit 4.2 to Form 8-K dated March 28, 2006, and filed by the registrant on March 28, 2006.*

Exhibit 31.1 — Certification of senior officer in charge of the servicing function of the servicers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

Exhibit 33.1 — Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of American Honda Finance Corporation.*

Exhibit 33.2 — Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of JPMorgan Chase Bank, N.A.*

Exhibit 33.3 — Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of FDI Computer Consulting, Inc., dba FDI Collateral Management.*

Exhibit 34.1 — Attestation Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of KPMG LLP, on behalf of American Honda Finance Corporation.

Exhibit 34.2 — Attestation Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of PricewaterhouseCoopers LLP, on behalf of JPMorgan Chase Bank, N.A.*

Exhibit 34.3 — Attestation Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of Ernst & Young LLP, on behalf of FDI Computer Consulting, Inc. dba FDI Collateral Management.*

Exhibit 35.1 — Servicing Compliance Statement of American Honda Finance Corporation.*

Exhibit 35.2 — Servicing Compliance Statement of FDI Computer Consulting, Inc., dba FDI Collateral Management.*

Exhibit 99.1 — Annual Servicer Report provided American Honda Finance Corporation to holders of Notes and Certificates.*

* Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Honda Auto Receivables 2006-1 Owner Trust
By: American Honda Finance Corporation, as Servicer
	By:	~~[ ]~~/s/ Paul C. Honda
Paul C. Honda
Date: ~~[ ]~~March 26, 2007	Assistant Vice President, Assistant Secretary and Compliance Officer (senior officer in charge of the servicing function)

EXHIBIT INDEX

Exhibit	Description
Exhibit 3.1	Articles of Incorporation of the Depositor, as last amended on July 31, 2003 and filed with the secretary of state of California on August 12, 2003.*
Exhibit 3.2	Amended and Restated By-laws of the Depositor, in effect since April 1, 2004.*
Exhibit 4.1	Indenture, dated as of March 1, 2006, between Honda Auto Receivables 2006-1 Owner Trust and JPMorgan Chase Bank, N.A., as Indenture Trustee, incorporated by reference to exhibit 4.1 to Form 8-K dated March 28, 2006, and filed by the registrant on March 28, 2006.*
Exhibit 4.2	Amended and Restated Trust Agreement, dated March 28, 2006, among American Honda Receivables Corp., Citibank, N.A., as Owner Trustee, and Wilmington Trust Company, as Delaware Trustee, incorporated by reference to exhibit 4.2 to Form 8-K dated March 28, 2006, and filed by the registrant on March 28, 2006.*
Exhibit 31.1	Certification of senior officer in charge of the servicing function of the servicer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
Exhibit 33.1	Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of American Honda Finance Corporation. *
Exhibit 33.2	Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of JPMorgan Chase Bank, N.A.*
Exhibit 33.3	Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of FDI Computer Consulting, Inc., dba FDI Collateral Management.*
Exhibit 34.1	Attestation Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of KPMG LLP, on behalf of American Honda Finance Corporation.
Exhibit 34.2	Attestation Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of PricewaterhouseCoopers LLP.*
Exhibit 34.3	Attestation Report on Assessment of Compliance with Servicing Criteria for Asset-Backed Securities of Ernst & Young LLP, on behalf of FDI Computer Consulting, Inc. dba FDI Collateral Management.*
Exhibit 35.1	Servicing Compliance Statement of American Honda Finance Corporation.*
Exhibit 35.2	Servicing Compliance Statement of FDI Computer Consulting, Inc., dba FDI Collateral Management.*
Exhibit 99.1	Annual Servicer Report provided American Honda Finance Corporation to holders of Notes and Certificates.*

* Previously filed

Exhibit 31.1

~~SERVICER CERTIFICATION~~CERTIFICATIONS

I, Paul C. Honda, certify that:

1. I have reviewed this ~~annual~~ report on Form 10-K~~/A~~ and all reports on Form 10-D required to be filed in respect of the period covered by this report on Form 10-K~~/A~~ of Honda Auto Receivables 2006-1 Owner Trust (the ‘‘Exchange Act periodic reports’’);

2. Based on my knowledge, the Exchange Act periodic reports, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, all of the distribution, servicing and other information required to be provided under Form 10-D for the period covered by this report is included in the Exchange Act periodic reports;

4. I am responsible for reviewing the activities performed by the ~~Servicer~~servicers and based on my knowledge and the compliance ~~review~~reviews conducted in preparing the ~~Servicer~~servicer compliance ~~statement~~statements required in this report under Item 1123 of Regulation AB, and except as disclosed in the Exchange Act periodic reports, the ~~Servicer has~~servicers have fulfilled ~~its~~their obligations under the ~~Sale and Servicing Agreement~~servicing agreements in all material respects; and

5. All the reports on assessment of compliance with servicing criteria for asset-backed securities and their related attestation reports on assessment of compliance with servicing criteria for asset-backed securities required to be included in this report in accordance with Item 1122 of Regulation AB and Exchange Act Rules 13a-18 and 15d-18 have been included as an exhibit to this report, except as otherwise disclosed in this report. Any material instances of noncompliance described in such reports have been disclosed in this report on Form 10-K~~/A~~.

In giving the certifications above, I have reasonably relied on information provided to me by the following unaffiliated parties: FDI Computer Consulting Inc., dba FDI Collateral Management and JPMorgan Chase Bank, N.A..

Date: ~~June 29, 2006~~March 26, 2007

        /s/ Paul C. Honda
Paul C. Honda
Assistant Vice President, Assistant Secretary and Compliance Officer
of American Honda Finance Corporation
(senior officer in charge of the servicing function)

Exhibit 33.1

Management’s Assertion on
Compliance with Regulation AB Criteria

American Honda Finance Corporation (the ‘‘Asserting Party’’) is responsible for assessing compliance as of March 31, 2006 and for the period from March 28, 2006 (date of issuance of the Honda Auto Receivables 2006-1 Owner Trust) through March 31, 2006 (the ‘‘Reporting Period’’) with the servicing criteria set forth in Title 17, Section 229.1122(d) of the Code of Federal Regulations (the ‘‘CFR’’), except for the criteria set forth in Sections 229.1122(d)(1)(iii)-(iv), 229.1122(d)(2)(vi), 229.1122(d)(4)(ix)-(~~xi), 229.1122(d)(4)-(~~xiii) and 229.1122(d)(4)(xv) in the CFR, which the Asserting Party has concluded are not applicable to the servicing of the Honda Auto Receivables 2006-1 Owner Trust asset-backed securitization transaction backed by auto receivables and serviced by the Asserting Party (the ‘‘Applicable Servicing Criteria’’). The sole asset-backed securitization transaction covered by this report was the Honda Auto Receivables 2006-1 Owner Trust.

The Asserting Party has assessed its compliance with the Applicable Servicing Criteria for the Reporting Period and has identified two material instances of noncompliance with servicing criteria set forth in Sections 229.1122(d)(1)(i) and 229.1122(d)(1)(ii), respectively, of the CFR. Specifically, as of and for the four-day period ended March 31, 2006, the Asserting Party had not instituted policies and procedures to monitor any performance or other triggers and events of defaults in accordance with the transaction agreements or to monitor third party performance and compliance with servicing activities. The Asserting Party has furthermore concluded that, with the exception of the aforementioned material instance of noncompliance, the Asserting Party has complied, in all material respects, with the Applicable Servicing Criteria for the Honda Auto Receivables 2006-1 Owner Trust asset-backed securitization transaction backed by auto receivables serviced by the Asserting Party.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the assessment of compliance with the Applicable Servicing Criteria for the Reporting Period as set forth in this assertion.

American Honda Finance Corporation

~~/s/Paul C. Honda~~ /s/ H. Tanaka

~~Paul C. Honda~~H. Tanaka, President,
Date: ~~June 26, 2006~~March 21, 2007

Exhibit 34.1

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Honda Finance Corporation:

We have examined American Honda Finance Corporation’s (the Company) compliance with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for Asset Backed Notes, Series 2006-1, except for the servicing criteria 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d)(2)(vi), 1122(d)(4)(ix), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii), and 1122(d)(4)(xv), which the Company has determined are not~~as being~~ applicable to the activities it performs with respect to the asset-backed securities transactions being serviced as of March 31, 2006 and for the four-day period from March 28, 2006 (the date of issuance of the Honda Auto Receivables 2006-1 Owner Trust) through March 31, 2006. Management is responsible for American Honda Finance Corporation’s compliance with those servicing criteria. Our responsibility is to express an opinion on American Honda Finance Corporation’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

Our examination disclosed the following material noncompliance with 1122(d)(1)(i) and 1122(d)(1)(ii) applicable to American Honda Finance Corporation during the four-day period ended March 31, 2006. There were no policies and procedures instituted to monitor any performance or other triggers and events of defaults in accordance with the transaction agreement. There were no policies and procedures instituted to monitor third-party performance and compliance with servicing activities.

In our opinion, except for the material noncompliance described in the third paragraph, American Honda Finance Corporation complied, in all material respects, with the aforementioned servicing criteria for the four-day period ended March 31, 2006.

/s/ KPMG LLP

Los Angeles, California

March 21, 2007~~June 26, 2006~~